February 11, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On December 7, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the Grant Park Managed Futures Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 190 to its registration statement under the Securities Act of 1933 on Form N-1A.  On January 24, 2011, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Please amend the footnote number 3 to the annual fund operating expenses table to make clear that waivers and reimbursements may only be recouped if share class expenses are at or below the expense limits stated previously in the footnote.

Response.  The footnote has been expanded as requested to make clear that waivers and reimbursements may only be recouped if share class expenses are at or below the class-specific expense limits stated previously in the footnote.

2.

Comment.  Please review the Prospectus Summary section with the goal of reducing the length of disclosures so that this section is genuinely a summary.

Response.  The Registrant has attempted to reduce the length of disclosures where it believes that such a reduction could be achieved without diluting the meaning of the disclosures, however the Registrant believes that significant reductions in the length of the disclosures might tend to dilute the meaning of the disclosures, which might tend to mislead prospective investors.

3.

Comment.  Under the section entitled Principal Investment Strategies describing the managed futures strategy, please expand the disclosure describing "financial markets" to specify what segment or types of financial markets.

Response.  The Registrant has expanded the disclosure describing financial markets to specify equity, interest rate and currency markets.

4.

Comment.  Under the section entitled Principal Investment Strategies describing the managed futures strategy, please explain the meaning of "globally-oriented disciplined" when used to describe trading companies or consider deleting the description.

Response.  The Registrant has deleted "disciplined" from the description of trading companies, but believes that "globally-oriented" should remain in the description of trading companies as it is informative to prospective shareholders.

5.

Comment.  Under the section entitled Principal Investment Strategies describing the managed futures strategy, please note or describe trading companies as commodity pools, if applicable.

Response.  The Registrant has amended the description of trading companies to identify them as including commodity pools.

6.

Comment.  Under the section entitled Principal Investment Strategies describing the managed futures strategy, please explain the meaning of "trading signals" when used to describe managed futures sub-strategies.

Response.  The Registrant has amended the description of trading signals to make clear they are "buy or sell" signals.

7.

Comment.  Under the section entitled Principal Investment Strategies describing the managed futures strategy, please clarify the Underlying Fund restriction as to capitalization or country.

Response.  The Registrant has amended the description to specify that Underlying Funds may reside in any country and has deleted the balance of the disclosure in that sentence as it tended to confuse rather than clarify.

8.

Comment.  Under the section entitled Principal Investment Strategies describing the managed futures strategy, please consider deleting the last sentence of the forth paragraph as it is redundant.

Response.  The Registrant has made the suggested deletion.

9.

Comment.  Under the section entitled Principal Investment Strategies describing the fixed income strategy, please disclose any maturity restrictions.

Response.  The Registrant has amended the fixed income strategy section to disclose that individual fixed income securities are purchased without restriction as to maturity.

10.

Comment.  Please amend the Principal Investment Strategy disclosure describing derivative instruments to specify that they may be used for hedging, as substitutes for securities and for speculation, as consistent with the adviser's investment strategy.  See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  Additionally, please assure risk disclosures are consistent with the strategy-specific use of derivatives, e.g. leverage.

Response.  The Registrant has amended its current description of derivatives to make clear that Underlying Funds use derivatives for hedging purposes and as substitutes for securities, commodities and currencies.  Additionally, the Registrant has amended risk disclosures to provide more strategy-specific description of derivative risks.

11.

Comment.  Please amend the Principal Investment Strategy disclosure describing derivative instruments to specify the maximum exposure per counterparty.

Response.  The Registrant has added disclosure describing the maximum exposure per counterparty as 25% of Fund assets.

12.

Comment.  If the Fund invests 25% or more of its assets in derivative instruments of a single counterparty, please include the financial statements of that counterparty.  Disclosure in the Funds' Statement of Additional Information would suffice.

Response.  If the Fund invests 25% or more of its assets in derivative instruments of a single counterparty, the Fund will include the financial statements of that counterparty

13.

Comment.  Under the section entitled Principal Investment Risks, with respect to the subsidiary, please provide representations that address the following requirements:

i)

Will the Fund look through to the subsidiary regarding diversification and concentration?

ii)

Will the subsidiary’s advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund’s Board of Trustees?

iii)

Will the subsidiary comply with Section 10 and 16 of the 1940 Act?

iv)

Will the subsidiary submit to inspection by the Commission?  This could be documented in an undertaking in Part C.

v)

Will the subsidiary comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to the custodial relationships?

Responses.

(i)

The Fund will look through to the subsidiary regarding diversification and concentration on a consolidated basis.

(ii)

The subsidiary’s advisory contract will comply with Section 15 of the 1940 Act and will it be ratified in accordance with Section 15 by the Fund’s Board of Trustees.

(iii)

The subsidiary will comply with Section 10 and Section 16 of the 1940 Act.

(iv)

The subsidiary will consent to inspection by the Commission pursuant to an undertaking presented in Part C.

(v)

The subsidiary will comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to custodial relationships.

1.

Comment.  Under the section entitled How to Purchase Shares, please amend the description of Class C, N and W shares to make clear the differing 12b-1 fees are attributable to different distribution channels and are not available to all prospective shareholders.

Response.  The Registrant has amended the description of Class C, N and W shares to make clear the differing 12b-1 fees correspond to different distribution channels and are not purely a matter of shareholder choice.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771